Exhibit 23(a)


                   CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Norfolk Southern Corporation:

We consent to the incorporation by reference in the Registration Statement pertaining to the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies on Form S-8 of Norfolk Southern Corporation of our report dated January 21, 2002, relating to the consolidated balance sheets of Norfolk Southern Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows, and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 Annual Report on Form 10-K of Norfolk Southern Corporation.



/s/ KPMG LLP
Norfolk, Virginia
October 31, 2002